July 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Cicely LaMothe
                    Mark Rakip

RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-09106
Brandywine Operating Partnership, L.P. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 0-24407

Dear Ms. LaMothe and Mr. Rakip:

We have received your July 13, 2011 letter and appreciate your comments with respect to our response letter dated June 10, 2011. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.

Form 10-K for the year ended December 31, 2010

Item 2. Properties, page 16

1.	We note your response to comment 2 in our letter dated May 26, 2011. To the extent reflecting the impact of tenant concessions in your average rent disclosure would have a material impact on such disclosure, including with respect to analyzing period to period trends in changes in average rents, please revise your disclosure in future Exchange Act periodic reports to quantify the impact of concessions.

We will revise our average rent disclosure in future Exchange Act reports to quantify the impact of concessions to the extent including such information would have a material impact on our disclosures.

Securities and Exchange Commission
July 26, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of twelve-months ended December 31, 2010 to the twelve months-ended December 31, 2009, page 50

2.	We have considered your response to comment 8 in our letter dated May 26, 2011. We continue to believe that disclosure regarding your leasing activities for the period, including the volume of new and renewed leases, the related leasing and tenant-improvement costs, the relationship between new and renewal rent rates to prior leases, and the net absorption rate, would be useful to investors analyzing your other disclosure regarding your business, properties and results of operations. Please provide leasing disclosure in your future periodic reports.

We confirm that in our future filings, we will modify the disclosure to include the additional information requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies and Estimates, page 44

Revenue Recognition

3.	We note your response to prior comment 5 and reissue the comment in part. ASC 840-10-25-7 indicates for a lessor, minimum lease payments comprise the payments described in paragraphs 840-10-25-5 through 25-6. It is not clear how the conditions in the bullet points outlined in your response conform to the accounting literature describing what comprises a minimum lease payment. Please tell us the accounting literature relied upon to record deferred revenue and amortize such amounts to revenue over the lease term for certain improvement funded by tenants that are considered to be landlord assets. Please also tell us what you consider to be capital expenditures and what amounts paid by the lessee are similar to repairs and maintenance.

We appreciate the opportunity to supplement our previous response pertaining to the accounting literature relied upon to record deferred revenue and amortize such amounts to revenue over the lease term for certain improvements funded by tenants that are considered to be landlord assets. As noted in our response dated June 10, 2011 the primary GAAP basis for this treatment is ASC 840-10-25-5. This guidance defines minimum lease payments as “the payments that the lessee is obligated to make or can be required to make in connection with the leased property.” We evaluate the payments by tenants for certain improvements to determine whether they are lessor or lessee assets. If a tenant is obligated to make a payment for improvements that are deemed to be landlord assets then such a payment falls within the criteria of ASC 840-10-25-5. It is the obligation by the lessee to make the payment for landlord assets that causes such payments to be a form of minimum lease payment.

Securities and Exchange Commission
July 26, 2011

We also considered the SEC letter to the Center for Public Company Audit Firms dated February 7, 2005, in particular Item 3 in the staff’s views on lease accounting:

“The staff believes that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in item 1 above; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant’s statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities. The staff recognizes that evaluating when improvements should be recorded as assets of the lessor or assets of the lessee may require significant judgment and factors in making that evaluation are not the subject of this letter.”

Therefore, in addition to the ASC 840-10-25-5 guidance that indicates that minimum lease payments are those that the tenant is obligated to make, we analogized to the SEC’s conclusion pertaining to accounting for leases by lessees.

From a lessor perspective, improvements that are made and funded by the lessee under an operating lease for which such improvements are considered lessor assets should be recorded by the lessor as an improvement and depreciated over the appropriate estimated useful life; payments made by the lessee should be recorded as deferred rent over the lease term and amortized as increases to lease income over the lease term.

The conditions in the bullet points outlined in our previous response are included here for reference:

•	The lease contains a requirement that the lessee fund capital expenditures

•	The lessee has little or no discretion to avoid the capital expenditure

•	The unavoidable capital expenditure is probable and reasonably estimable

•	The value of the capital improvements will accrue to the lessor at the end of the lease, meaning that the asset is not specific to just the tenant funding the improvement but can reasonably be expected to benefit future tenants.

Securities and Exchange Commission
July 26, 2011

The reason for including these bullet points in our previous response was to outline the conditions deemed necessary for the tenant payments made for lessor assets to be considered a part of the minimum lease payments.

We believe that these interpretations are appropriate as they closely follow the economics of the leasing transaction:

1.	Where the lease does not explicitly require the lessee to make the improvement, the improvement should be considered an asset of the lessee. When we do record deferred revenue, we first determine that the lease obligates the tenant to pay for improvements.

2.	In all situations not covered by (1) above, the uniqueness of the improvement to the lessee’s intended use needs to be considered. Improvements that are fairly generic and for which it is probable that another tenant could utilize the improvements at the end of the lease term or if a tenant were to vacate a space prior to expiration (e.g., such as if the lease is if discharged in bankruptcy of the tenant) would likely be considered to be assets of the lessor.

3.	Where factor (2) is not determinative, other factors include:

a)	whether the improvements increase the fair value of the property from the standpoint of the lessor, and

b)	the useful life of the improvements relative to the lease term.

When a lease obligates a tenant to pay for improvements that are deemed to be landlord assets, it is reasonable that such a payment would fall under ASC 840-10-25-5 since the tenant is obligated to pay for something that adds value to the property owned by the landlord.

We have a limited number of leases where the tenant was obligated to pay for deemed landlord assets. These situations typically occur more frequently during a significant redevelopment or ground up development of a property (i.e., “Revenue creating” space). We consider tenant payments for capital improvements separately from tenant reimbursement for repairs and maintenance. For example, if a tenant is obligated through the lease agreement to pay for half of the installation of components of an HVAC system or perimeter drywall and column enclosures, then such improvements would be fairly generic capital improvements and it is probable that another tenant would utilize these at the end of the lease term. We evaluate the leases and the ongoing construction invoices and billings for tenant payments of such amounts.

Amounts paid by the lessee for repairs and maintenance are also covered in the lease agreement and such amounts are billed in accordance with the terms of the lease typically on a monthly basis over the lease term. Such amounts are separate and distinct from the requirement to fund capital improvements. Repairs and maintenance costs are reimbursed through the recovery of operating expenses and such expenses generally relate to cleaning the building exterior and interior, trash removal and recycling, removing debris and maintaining landscaping, generally any expense which would typically be considered an expense of maintaining, operating or repairing a building or tenant space under generally accepted accounting principles.

Securities and Exchange Commission
July 26, 2011

As requested, these responses to your comments have been submitted within ten business days of your associated letter. In closing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907.

Very truly yours,

/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer